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                 April 14, 2022

       S. Ray Hatch
       Chief Executive Officer
       Quest Resource Holding Corp
       3481 Plano Parkway
       The Colony, Texas 76056

                                                        Re: Quest Resource
Holding Corp
                                                            Registration
Statement on Form S-3
                                                            Filed April 8, 2022
                                                            File No. 333-264213

       Dear Mr. Hatch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-
       2545 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Claudia B. Dub  n